SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                              (AMENDMENT NO. 2)


                     First Mid-Illinois Bancshares, Inc.
    ---------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $4.00 per share
    ---------------------------------------------------------------------
                       (Title of Class of Securities)


                                 320866 106
    ---------------------------------------------------------------------
                               (CUSIP Number)


                            Margaret Lumpkin Keon
                            c/o Keon Enterprises
                         16 Miller Avenue, Suite 203
                        Mill Valley, California 94941
                               (415) 381-5366
    ---------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              November 1, 2002
    ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
   13d-1(g), check the following box  [   ].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                       (Continued on following pages)








































                              Page 2 of 7 Pages


   CUSIP No. 320866 106              13D                Page 3 of 7 Pages


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Margaret Lumpkin Keon

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                            (b)  [x]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
           PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

      NUMBER OF     7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY        118,154 Shares
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH

                    8   SHARED VOTING POWER
                        67,514 Shares

                    9   SOLE DISPOSITIVE POWER
                        118,154 Shares

                   10   SHARED DISPOSITIVE POWER
                        67,514 Shares

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          185,668 Shares

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                 [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.8%

     14   TYPE OF REPORTING PERSON

          IN


                              Page 3 of 7 Pages


   ITEM 1.   SECURITY AND ISSUER.

        This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

   ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is being filed by Margaret Lumpkin Keon, individually and as trustee of the trusts described in Item 5 below. Ms. Keon is a citizen of the United States of America. Her principal occupation is managing her investments. Her business address is as follows: Keon Enterprises, 16 Miller Avenue, Suite 203, Mill Valley, California 94941.

        During the last five years, Ms. Keon (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since Ms. Keon's most recently filed amendment to this statement on September 21, 2000, shares of Common Stock for which Ms. Keon is reporting beneficial ownership herein have been acquired in the following manner: (i) 8,814 shares have been acquired pursuant to dividend reinvestment under the Company's Dividend Reinvestment Plan; and (ii) 94,750 shares have been acquired pursuant to the three-for-two stock split effected by the Company on November 16, 2001. No borrowed funds were used for any of the above-listed acquisitions.

        In addition to these acquisitions, Ms. Keon has disposed of shares since her most recently filed amendment to this statement on
   Schedule 13D, which shares are no longer reported herein, as described in Item 5 below.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Purchases of shares of Common Stock by Ms. Keon have been for investment purposes. Ms. Keon may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Other than as described in Item 5 below, Ms. Keon has no present intention to sell any shares, although she could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by her.


                              Page 4 of 7 Pages


        Except as set forth above, Ms. Keon does not have any plan or proposal which relates to any of the following matters:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

        (a) & (b) Ms. Keon holds sole voting and investment power over 118,154 shares of Common Stock held by the Margaret Lumpkin Keon Trust, under which Ms. Keon serves as trustee. Ms. Keon's beneficial ownership reported herein includes 67,514 shares held by SKL Investment Group, LLC over which shares Ms. Keon has shared voting and investment power. Ms. Keon's total beneficial ownership amounts to 185,668 shares of Common Stock, or 5.8% of the outstanding shares.

        (c) During the past 60 days, Ms. Keon has effected no transactions in the Common Stock other than (i) the disposition on October 22, 2002 of 100,000 shares from the Margaret Lumpkin Keon Trust to Ms. Keon individually; (ii) the disposition on October 28,

                              Page 5 of 7 Pages


   2002 of these 100,000 shares from Ms. Keon individually to the Margaret L. Keon 2002 CRUT under which Ms. Keon serves as trustee, holding sole voting and investment power over these 100,000 shares; and (iii) the disposition on November 1, 2002 of these 100,000 shares from the Margaret L. Keon 2002 CRUT to the Company at $27.50 per share.

        (d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Ms. Keon, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Keon.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Keon and any person with respect to any securities of the issuer.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

        None.




























                              Page 6 of 7 Pages


                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:    November 1, 2002

                                           /s/ Margaret Lumpkin Keon
                                           -----------------------------
                                           Margaret Lumpkin Keon










































                              Page 7 of 7 Pages